











# Travis Marc Wilson

Jones Waldo Holbrook & McDonough II Sahalee Partners

Salt Lake City, Utah

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**Jones Waldo Holbrook & McDonough**

**Creighton University School of Law**

**See contact info**

500+ connections

My law practice at Jones Waldo focuses on complex business transactions, with a special emphasis on mergers and acquisitions, corporate securities, private equity and venture capital, and start up and emerging growth companies. Sahalee Partners is a private equity firm headquartered in Bellevue, W...

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## Experience

**Shareholder**

Jones Waldo Holbrook & McDonough

May 2005 – Present · 13 yrs 7 mos

Salt Lake City, Utah

**Director**

Sahalee Partners

Jun 2004 – Present · 14 yrs 6 mos

Salt Lake City, Utah / Seattle, Washington

## Education

Creighton University School of Law

**Creighton University School of Law**

Creighton Law Review

Moot Court Honor Board

Brigham Young University

**Brigham Young University**

University Honors

Woodinville High School

**Woodinville High School**

## Skills & Endorsements

**Mergers & Acquisitions** · 56

☐ Endorsed by **9 of Travis Marc's colleagues at Jones Waldo**

**Venture Capital** · 51

☐ Endorsed by **12 of Travis Marc's colleagues at Jones Waldo**

**Start-ups** · 51

 Endorsed by **Scott R. Petersen and 5 others who are highly skilled at this**      ☐ Endorsed by **6 of Travis Marc's colleagues at Jones Waldo**

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## Recommendations

**Received (1)**        Given (0)

 **Tim Hough**
The Man
January 6, 2013, Tim worked with Travis Marc but at different companies

Travis and I have worked together on several projects together ranging from Valuation to New Entity Incorporation. Travis' overall knowledge of deal flow and Business in general in unmatched.

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